SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

January 2012

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

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Ecopetrol S.A. Announces Issuance of a Guarantee of the International Financing Operation for the Expansion and Modernization Project of the Cartagena Refinery

•	The project financing amounts to an aggregate of US$3.5 billion from export credit agencies and commercial banks for the expansion and modernization project of the Cartagena Refinery

•	Ecopetrol S.A. has issued to creditors a contingent guarantee for payment of any amounts that may be lacking for servicing of the debt of Reficar S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) has announced that on December 30, 2011, the financial closing for issuance of a contingent guarantee to its subsidiary Refineria de Cartagena S.A. - Reficar S.A. was concluded, which is part of the financing granted by a group of export credit agencies and commercial banks for the expansion and modernization project of the Cartagena Refinery. The financing structure is a Project Finance, and comes to US$3.5 billion, with a maximum repayment period of 14 years, counting from the end of the six-month period following the termination date of the project.

The export credit agencies that form part of this transaction are US EXIM - Export-Import Bank of the United States, SACE spa- Servizi Assicurativi del Commercio Estero, EKN (Exportkreditnamndem), and the commercial banks are The Bank of Tokyo-Mitsubishi UFJ LTD, Banco Bilbao Vizcaya Argentaria S.A., HSBC Bank USA National Association and Sumitomo Mitsui Banking Corporation.

For purposes of financing this project, Ecopetrol S.A. has offered the lenders a contingent guarantee for payment of any amounts that Reficar S.A. may lack for debt servicing, with the following characteristics:

i.
Ecopetrol S.A. will provide the financial resources to its subsidiary Reficar S.A. if a deficit should arise in Reficar's resources for debt servicing.  The amount guaranteed year to year corresponds only to the annual amount of the debt service.

ii.
Ecopetrol shall assume all or part of the debt of Reficar S.A. in the event of the occurrence of certain circumstances provided in the financing documents, or in the event of deterioration of the credit of Reficar S.A. or Ecopetrol S.A.

iii.	In the event of the occurrence of certain circumstances, Ecopetrol S.A. shall undertake to make full repayment of the debt owed to the creditors of Reficar S.A. (acceleration of the debt).

iv.	Ecopetrol S.A. has reserved the right to assume the debt of Reficar S.A. voluntarily and at any time.

This financing operation is relevant to the parties, not only because it is the largest operation made in Colombia up to this time with export credit agencies, but also because it is the second largest transaction in the history of US EXIM, with direct majority funding from that institution.

As the transaction involves an operation of foreign debt, the respective prior approvals to enter into the contracts were obtained from the National Department of Planning, as well as from the Ministry of Finance (Ministerio de Hacienda y Crédito Público), pursuant to what is set forth in Decree 2681 of 1993.

Ecopetrol S.A. is the direct and indirect controller of 100% of Reficar S.A., whose purpose is to refine petroleum and products.

Bogota, Colombia – January 2, 2012

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: Januray 3, 2012

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer